UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date: May 18, 2026

Commission File Number: 333-286828

SES

(Translation of registrant’s name into English)

Château de Betzdorf

L-6815 Betzdorf

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting of the Company

On May 15, 2026, SES S.A. (the “Company”) announced an Extraordinary General Meeting of Shareholders (“EGM”) to be held on June 17, 2026 at 3:00 p.m. CET at the registered office of the Company. The Convening Notice and Extraordinary General Meeting Materials for the EGM are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Convening Notice for the 2026 Extraordinary General Meeting

99.2	Extraordinary General Meeting Materials

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SES

(Registrant)

Date: May 18, 2026	By:	/s/ Aaron Shourie
	Name:	Aaroun Shourie
	Title:	Chief Legal Officer